4KH 3/13

15047871

SECURI[...]ION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67841 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Victor Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Grand Avenue - Building No. 1
(No. and Street)

Englewood (City) NJ (State) 07631 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 3/13

# OATH OR AFFIRMATION

I, Kevin Bakhler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Victor Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

YVONNE REID-BERNSTEIN
Notary Public State of New Jersey
No. 2286288
Qualified in Bergen County
Commission Expires April 08 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VICTOR SECURITIES, LLC

DECEMBER 31, 2014

INDEX

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Victor Securities, LLC

We have audited the accompanying statement of financial condition of Victor Securities, LLC ("Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 (g) under the Commodity Exchange Act and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
March 2, 2015

**VICTOR SECURITIES, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2014**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 185,921 |
| Deposits with Clearing Brokers | | 1,510,000 |
| Due from Clearing Brokers | | 222,004 |
| Accounts Receivable | | 583,321 |
| Other Assets | | 17,456 |
| TOTAL ASSETS | $ | 2,518,702 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Accounts Payable and Accrued Expenses | $ | 780,928 |
| TOTAL LIABILITIES | | 780,928 |
| Member's Equity | | 1,737,774 |
| | | 1,737,774 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 2,518,702 |

**The accompanying notes are an integral part of these financial statements.**

## NOTE 1-ORGANIZATION AND NATURE OF BUSINESS

Victor Securities, LLC, formerly known as Victor Securities, Inc., is a Delaware limited liability corporation (the "Company"), is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and is an independent introducing broker, registered with the Commodity Futures Trading Commissions ("CFTC") and the National Futures Association ("NFA").

The Company is primarily engaged as a fully disclosed introducing broker to APEX Clearing Corporation ("APEX"), and Merrill Lynch Professional Clearing Corp. ("MLPRO") and Interactive Brokers, LLC ("IB") for its equities business, as well as a fully disclosed introducing broker for futures business to International FC Stone, LLC ("FC STONE") and ADM Investment Services, Inc. ("ADM"), as well as some others, collectively the Company's ("Clearing Brokers").

As a fully-disclosed Introducing broker dealer, the Company holds no customer assets. All customer assets are custodied by the Company's Clearing Brokers. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and accordingly, is exempt from certain provisions, provided all customer transactions are custodied on a fully disclosed basis at its clearing firms.

The Company's revenues are earned from its clients primarily via three revenue streams: (i) charging volume based commissions; (ii) margin interest earned on client funds borrowed from and or held by the clearing broker; and (iii) and fees earned for introducing investors to hedge funds. The Company's clients consist primarily of institutions, materially comprised of hedge funds, proprietary trading groups and other broker-dealers.

The Company and Victor Securities, Inc., ("The Inc.") merged on December 30, 2013, with the Company the surviving entity. The Broker Dealer's SEC and CRD numbers and registrations associated with The Inc. were transferred to the Company. The effect of the merger is to move the broker dealer into a single member, disregarded entity for tax purposes, while eliminating the expense sharing agreement that had been in place between the Company and The Inc prior to the merger.

## NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

### Concentration of Credit Risk

The Company is engaged in various non-principal based investment and brokerage activities in which counterparties primarily include broker-dealers and hedge funds. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it engages.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

Revenue Recognition

Revenue is considered realized and earned when persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee to a client is fixed or determinable; and collection of the resulting receivable is reasonably assured.

The Company's transaction-based revenues based on securities transactions are recognized on a trade date basis.

The Company also introduces investors to hedge funds, earning a pro-rata portion of the Management and Performance fees the Fund's manager earns on the assets introduced to those managers. These revenues are recorded as earned.

Accounts Receivable

Accounts receivable represent valid claims against clients and broker dealers and are recognized when services are rendered. Outstanding client receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts would be recorded based upon management's estimate of collectability at the time of their review. Accounts receivable are written off when the account is deemed uncollectible. To date, no allowance for doubtful accounts neither exists, nor has any receivable been written off.

Accounts Receivable are comprised of the following at December 31, 2014:

| | Accounts Receivable |
|---|---|
| Clients | $ 270,416 |
| Broker Dealers | $ 312,905 |
| Total Accounts Receivable | $ 583,321 |

Accounts Payable and Accrued Expenses

Accounts payable and Accrued Expenses represent liabilities against the Company, and are recognized when services are rendered. Expenses are accrued using estimates deemed most appropriate at the time. Accrued expenses are reviewed periodically and are adjusted as necessary at the time.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

Accounts Payable and Accrued Expenses are comprised of the following at December 31, 2014:

| | Accounts Payable and Accrued Expenses |
|---|---|
| Broker Dealers | $ 337,507 |
| Commissions | $ 358,030 |
| Due to Management (Note 5) | $ 31,871 |
| Other | $ 53,520 |
| Total Accounts Payable and Accrued Expenses | $ 780,928 |

Recent Accounting Pronouncements
The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Income Taxes
The Company has become a single member LLC, and is a disregarded entity pursuant to Treasury Regulation 301.7701-3 for Federal Income Tax purposes. Generally, disregarded entities are not subject to entity-level Federal or state income taxation, and as such, the Company does not provide for income taxes under FASB ASC 740, Income taxes. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011.

NOTE 3-NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was $1,286,959 which was $1,036,959 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .6068 to 1.

In addition, the Company is a member of NFA, and is subject to a minimum capital requirement of $ 45,000, as required by CFTC regulation 1.17 of the Commodity Exchange Act.

NOTE 4-FINANCIAL INSTRUMENTS, OFFBALANCE SHEET RISKS AND CONTINGENCIES

Pursuant to its clearing arrangements with its "Clearing Brokers", the company introduces on a fully disclosed basis to its Clearing Brokers all client balances and transactions. Specifically, all long and short security and derivative balances, together with any cash balances, are held by the Clearing Brokers. Under certain conditions as defined in the agreements, the Company has agreed to indemnify its Clearing Brokers for losses, if any, which the Clearing

## NOTE 4-FINANCIAL INSTRUMENTS, OFFBALANCE SHEET RISKS AND CONTINGENCIES, (continued)

Brokers may sustain from maintaining the securities transactions of the Company's clients. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor risk and collateral on the securities transactions and balances introduced by the Company to the Clearing Brokers. Furthermore, the Federal Reserve's Regulation T and Portfolio Margin rules, as governed by the SEC provide specific guidance to both the Clearing Brokers and the Company on margin requirements, and margin calls, all of which are in place to limit risk to the client, the Clearing Broker and the Company.

In addition, the Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivable from their clearing brokers could be subject to forfeiture.

The Company is subject to Credit Risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation limit of $ 250,000. Management does not deem this risk to be significant.

The Company's financial instruments, including cash, receivables and other assets are carried at amounts which approximate fair value. Payables and other liabilities are carried at amounts which approximate fair value.

## NOTE 5-RELATED PARTY TRANSACTIONS

Victor IB Holdings, LLC ("VIBH"), is the sole member (parent) of the Company. The Company has made distributions to its parent during the year totaling $619,000.

The Company has a management services agreement with its Principals, thru HFG&T, LLC, ("HFGT"), which is a non-participating member of VIBH. HFGT is under contract to be paid through December 31, 2014 in equal monthly Guaranteed Payments of $66,667, totaling $800,000 per annum. Additionally, HFG&T, LLC earns 24 % of the Company's Net Income annually, which was $31,871 for 2014.

## NOTE 6 – SUBSEQUENT EVENTS

The Company, on February 23, 2015 entered into an agreement to purchase another FINRA Broker-Dealer. Once FINRA approves the acquisition, the Company will assume all business, filing a BDW for the acquired firm. Terms are as follows:

- The Company will pay the owner of the BD $50,000 at the time of the transaction's close, assumed to be shortly after FINRA approval.
- The Company will issue the owner a $150,000 promissory note, payable in full 36 months after the closing date, including interest accruing at 5% per annum.
- The Company will pay the current principal of the BD an earn-out based on the BDs profitability that will decline annually, until 60 months has passed.

The Company expects this transaction to Close during the 2nd Quarter 2015.

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustments.